Exhibit 1

Stratus Technologies Bermuda Holdings Ltd. Cumberland House, 9th Floor One Victoria Street Hamilton HM 11, Bermuda

Stratus Technologies to be Acquired by Siris Capital Group

Hamilton, Bermuda March 31, 2014 – Stratus Technologies, the leading provider of availability solutions, today announced that it has signed a definitive agreement to be acquired by an affiliate of Siris Capital Group, LLC, in a transaction valued at approximately $352 million.

“This is the right deal at the right time for Stratus,” said Dave Laurello, President and CEO, Stratus Technologies. “It is a clear endorsement of our strategy, our products and our people. Together we will continue to transform Stratus and take our industry-leading technology and solutions to a broader market, including the cloud.”

“We are impressed by Stratus’ 30 year track record of providing always-on capabilities for customers’ most mission critical applications and are excited by the Company’s strategy for taking this experience into software and the cloud,” said Dan Moloney, Siris Capital Executive Partner. “We look forward to supporting Stratus in providing continued world-class availability solutions and aiding in the expansion of these solutions into the cloud.”

Siris is a leading private equity firm focused on making control investments in data/telecommunications, technology and technology-enabled business service companies in North America. Siris, coupled with its active limited partner co-investment program, targets complex, special situations from $250 million to $1 billion.

By the terms of the agreement, it is contemplated that upon the closing of the acquisition, all of the outstanding principal amount of senior secured notes of Stratus will be called for redemption, at a redemption price of 112% plus accrued and unpaid interest through the redemption date, and all of the outstanding amounts under the senior secured revolving and second lien credit facilities of Stratus will be repaid in full. The closing of the acquisition is subject to certain customary closing conditions that are specified in the agreement, including the receipt of shareholder and regulatory approvals.

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Siris has secured committed financing consisting of a combination of equity and debt. The equity financing will be provided by an investor group led by Siris and the debt financing will be arranged by SunTrust Robinson Humphrey, Inc. and Macquarie Capital (USA) Inc.

Jefferies LLC served as exclusive financial advisor to Stratus and Gibson Dunn & Crutcher LLP is acting as legal counsel to Stratus. Wells Fargo Securities, LLC and Macquarie Capital (USA) Inc. are acting as M&A advisors to Siris and Simpson Thacher & Bartlett LLP is acting as legal advisor to Siris.

Forward-Looking Statements: This press release contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). When used in this press release, statements containing the words “believe”, “expect”, “anticipate”, “contemplate”, “estimate”, “intend”, “plan”, “project”, “seek” and similar expressions identify forward-looking statements. Such statements relate to future events and implicate risks, uncertainties and other factors both known and unknown which, should they materialize (or should underlying assumptions or estimates prove incorrect), may cause actual results to vary materially from the forward-looking statements made. These risks, uncertainties and other factors include the following, as well as others discussed in the filings of Stratus Technologies Bermuda Holdings Ltd. with the Securities and Exchange Commission: uncertainties associated with the proposed acquisition of Stratus by an affiliate of Siris; the anticipated timing of filings and approvals relating to the proposed acquisition; the expected timing of completion of the proposed acquisition; the ability of third parties to fulfill their obligations relating to the proposed acquisition, including providing financing under current financial market conditions; the ability of the parties to satisfy the conditions to closing of the proposed acquisition; and general and regional economic conditions and industry trends and competition. There can be no assurance that the acquisition will be completed, that the senior secured notes will be called for redemption or that the senior secured revolving or second lien credit facilities will be repaid. Forward-looking statements are based on the beliefs of management and are not guarantees of future performance. Any forward-looking statements in this press release are made as of the date hereof, and Stratus undertakes no duty to update further such forward-looking statements, whether as a result of new information, future events or otherwise.

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About Stratus Technologies

Stratus Technologies is the leading provider of infrastructure based solutions that keep applications running continuously in today’s always-on world. Stratus enables rapid deployment of always-on infrastructures, from enterprise servers to clouds, without any changes to applications. Stratus’ flexible solutions – software, platform and services – prevent downtime before it occurs and ensure uninterrupted performance of essential business operations. www.stratus.com

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About Siris Capital Group

Siris is a leading private equity firm focused on making control investments in data, telecommunications, technology and technology-enabled business service companies in North America. Siris, coupled with its active limited partner co-investment program, targets complex, special situations from $250 million to $1 billion. Integral to Siris’ investment approach is its partnership with exceptional senior operating executives, or Executive Partners, who work exclusively with Siris to identify, validate and operate investment opportunities. Their significant involvement allows Siris to focus on complex, special situations; typically businesses caught in the midst of a technology transition, which creates operational, strategic, and financial challenges. www.siriscapital.com

Contacts:

Stratus Technologies

Investor Relations Robert C. Laufer Senior Vice President, CFO Stratus Technologies 978-461-7343 bob.laufer@stratus.com	Press & Industry Analysts Sally Bate Director Corporate & Marketing Communications Stratus Technologies 978-461-7518 sally.bate@stratus.com

Siris Capital Group

Philip Lo

Director

Siris Capital Group

212 231 0096

lo@siriscapital.com

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